SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.  3)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Litigation.

Item 8 of the Statement is hereby amended and supplemented by adding the following after the fourth paragraph in the Section of the Statement entitled “Litigation”:

“On December 22, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Ecker v. Asher, et al., Case Number 10 SL-CC 5127. The complaint names the Company, each of the members of the Company Board, and Parent and Merger Sub as defendants. The complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company and the Company’s stockholders by failing to ensure a fair process and to maximize stockholder value in connection with the proposed acquisition of the Company by Parent. The complaint also alleges that Parent aided and abetted the Company Board in the alleged breach of the Company Board’s fiduciary duties. The plaintiff seeks relief that includes, among other things, a court order declaring that the proposed transaction was entered into in breach of the fiduciary duties of the Company Board and is therefore unlawful and unenforceable, an injunction prohibiting the consummation of the Offer and the Merger, a court order requiring the calling of an annual meeting, rescission (to the extent the merger terms have already been implemented), and the payment of plaintiff’s attorneys’ fees and costs. On December 23, 2010, the plaintiff filed a motion for a preliminary injunction as well as an emergency motion for expedited discovery and a hearing and briefing schedule on the motion for preliminary injunction.”

Other Foreign Laws.

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of subsection “Other Foreign Laws” in the Section of the Statement entitled “Regulatory Approvals”:

“On December 22, 2010, the German Federal Cartel Office (“Bundeskartellamt”) cleared Parent’s acquisition of the Company without conditions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

	By:	/s/ George E. Moschner
	Name:	George E. Moschner
	Title:	Chief Financial Officer and Secretary

Dated: December 28, 2010

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